United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Audit Committee’s Annual Report - Summary – FY 2021

Committee members

Under its bylaws, the Audit Committee (local acronym “COAUD” or “Committee”) must be composed by three (3) to five (5) members. Currently, the Committee is coordinated by an independent member of the Board of Directors (“BoD” or “Board”) and is composed by two more independent board members and two outside members, one of whom has recognized experience of corporate accounting matters. The current members were elected by the BoD in May 2021, with the exception of Mr. Murilo Passos, who was elected to the committee on October 28, 2021 and the committee’s coordinator, whom although was elected in May, only took office in August 2021.

Name	Position	Independent	Member since	Attendance¹
Manuel Lino Silva de Sousa Oliveira	Coordinator	Yes	August 2021	9/9
Luciana Pires Dias	Outside independent member	Yes	April 2020	15/15
Mauro Rodrigues da Cunha	Member of the BoD	Yes	May 2021	15/15
Murilo Cesar Lemos dos Santos Passos	Member of the BoD	Yes	November 2021	2/2
Sergio Ricardo Romani	Outside independent member and corporate accounting specialist	Yes	April 2020	15/15
¹ Over the period in which each member had been in office during the current mandate as of May 2021.

Committee duties

Vale’s Audit Committee is a statutory body that advises the Board of Directors in order to oversee the quality and integrity of financial reports, compliance with legal, statutory and regulatory standards, proper risk management processes, the Ethics and Compliance Program’s evolution, the whistleblowing channel’s efficacy, and the internal and independent auditors’ activities.

The Committee’s roles and responsibilities are performed in compliance with applicable legal and statutory attributions as stated in its bylaws. The Committee’s assessments are based on information received from Management, independent auditors, internal auditing, those in charge of risk management and internal controls, and its own analyses arising from its supervisory and monitoring activities.

Main matters for Committee meetings in 2021

COAUD’s annually determined Work Plan prioritizes the most material matters related to its duties and also incorporates requests from the Board of Directors or the Executive Committee. The following chart shows the main matters discussed at meetings in 2021, in terms of percentage recurrence on meeting agendas:

Monitoring recommendations made by the extraordinary independent advisory and inquiry committee (local acronym CIAE-A)

The BoD designated COAUD to monitor 25 recommendations made by CIAE-A together with the Operational Excellence and Risks Committee (“CEOR”) and monitored progress made on the action plans which included 106 measures (arising from the 25 recommendations). The CIAE-A was demobilized in April 2021 after submitting its accountability report with its recommendations.

Compliance’s department periodic report

One of COAUD’s main tasks in 2020 was to oversee the creation and implementation of the Compliance Department, leaded by a Compliance Officer reporting directly to the BoD, through COAUD. In 2021, the Committee decided to change the name of the Compliance Officer’s position to describe its duties more clearly, so it was renamed “Chief Audit and Compliance Officer”. In December 2021, to strengthen Vale’s management model for matters of integrity and controls, COAUD recommended replacing the executive audit manager position that reports to the Chief Audit and Compliance Officer, which will be replaced at the end of the current selection process. As per its bylaws, COAUD monitored this department’s reports on a quarterly basis, including:

•	Structuring Vale’s Ethics and Compliance Program, progress made on initiatives involving Corporate Integrity and elaborating a policy for managing consequences;
•	Reporting numbers, indicators and main issues from the whistleblowing channel;
•	Restructuring the Conduct and Integrity Committee’s dynamics by engaging the services of an independent outside member and reviewing its bylaws;
•	Evolving internal audit’s alignment with the BWise Risk Matrix;
•	Monitoring the report on CIAE-A recommendations through internal auditing;
•	Monitoring technical internal audit focused on structuring operational and maintenance safety and contract management.

Committee work plan - 2021

To plan and execute its work, COAUD covered the most material points for Vale from among the competencies stipulated in its bylaws, divided into 4 macro themes summarized below:

1)	Overseeing financial reporting quality and integrity

PricewaterhouseCoopers (“PwC”) is the independent auditing firm responsible for examining the financial statements and issuing an opinion on their preparation in accordance with accounting practices adopted in Brazil and International financial reporting standards (IFRS), issued by the International Accounting Standards Board (IASB).

•	Conducting a prior review of quarterly financial statements for the year 2021 and annual financial statements for 2020, with both controller/financial department and the independent auditors’ senior partners. Vale’s Annual Management Report and CVM’s[1] Reference Form were reviewed by COAUD;
•	Discussing technical matters with controller/financial department and independent auditors, in order to comprehend the process of analysis and bases for technical conclusion;
•	Holding periodic meetings with the controllership/financial officers and independent auditors, to analyze any changes in critical accounting policies and practices;
•	Holding meetings with Legal and Financial Departments, especially Controllership, and internal and independent auditors to analyze the main contingent lawsuits, evaluation criteria and internal controls related to preparation of estimates, accounting reserves and material judgments used by Management when preparing financial statements;

[1] Brazilian Security Exchange Committee

•	Analyzing legal provisions and contingencies as well as monitoring criteria for estimation prepared by Management for contingencies related to the Samarco and Brumadinho’s accidents;
•	Reviewing Related-Party Transactions policy and quarterly analysis of related party transactions;
•	Together with the controllership/financial officers, and independent auditors, monitor the quality and integrity of data and measurements to be disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of the usual reports for financial statements, such as asset impairment and contingencies.

2)	Ensuring adherence to legal, statutory and regulatory rules
•	Monitoring Vale’s correspondence and interactions with capital market regulatory bodies (SEC, CVM and B3);
•	Monitoring complaints arising from the whistleblowing channel, according to their criticality, and applying consequences regarding the irregularities;
•	Elaborating a policy to manage consequences together with Audit and Compliance department;
•	Evaluating the performance of the Chief Audit and Compliance Officer’s together with People, Remuneration and Governance Committee and setting the department’s targets for 2022.

3)	Internal Controls and risk management processes
•	Ensuring regular communication channel with independent auditors;
•	Holding periodic meetings with Management (Internal Controls and Risks) and internal and independent auditors to oversee audit processes related to examining internal controls;
•	Together with independent auditors (PwC) and internal controls and risk management team, monitoring the evolution of deficiencies, as well as their remediation;
•	Periodically assessment of Vale’s Integrated Risk Map;
•	Holding meetings with Internal Controls and Risks departments to monitor evolution of SOX certification tests and controls and follow-up the implementation of Vale’s new BWise risk management system;
•	Monitoring projects to structure data security, contract management and systemic action plans for security and maintenance issues;
•	Discussing Vale’s critical/highly critical risks, as well as controls needed to mitigate them.

4)	Overseeing internal and independent auditors’ activities
•	Discussing and monitoring Internal Audit Work Plan for 2021 and 2022;
•	Assessment and discuss of Internal Audit reports quarterly;

•	Monitoring independent auditors’ activities through regular meetings or reviewing their reports;
•	Reviewing independent auditor’s annual work plan and its updates;
•	Ensuring previous approval before engaging any additional services to be provided by the current independent auditor.

Audit Committee’s key conclusions and recommendations

(i)	Evaluating Vale’s reports and financial statements
✓	The adequacy and integrity of the internal control systems used to produce financial statement data was rated satisfactory in terms of data volume and quality;
✓	No cases of conflicts were reported or identified concerning the financial statements or the application of generally accepted accounting principles;
✓	Suggestions for technical improvements, particularly for the clarity, objectivity and level of transparency of information in Vale’s reports;
✓	More detailed explanatory notes on contingencies, provisions, litigation, related-party transactions, equity interests, financial risk and capital management.

(ii)	Analysis of independent auditors’ work
✓	There were no issues raised concerning data or any other difficulties in the independent auditor’s work;
✓	The Committee did not identify any event or situation that could affect the independent auditors’ independence or objectivity;
✓	Regarding quarterly reports, the Committee believes that the data supplied by PwC are both satisfactory and sufficient;
✓	Suggestions for more detailed independent auditor’s letter of recommendations especially analysis of internal controls for several areas such as IT, cyber and other higher-risk processes for Vale.

(iii)	Assessment of rules and policies
✓	Recommendation for approval of Vale’s policy for Managing Consequences and new Conduct and Integrity Committee bylaws, together with People, Remuneration and Governance Committee;
✓	Review Related-Party Transactions Policy

(iv)	Overseeing Risk management and internal controls
✓	Vale’s internal control environment showed progress and there were no deficiencies impacting SOX certification; the Committee recommended focusing on process automation;
✓	The Committee found opportunities for better risk management and recommended the presentation of the action plans as soon as possible

✓	The Committee requested alignment between Company’s classifications for Risk Map and Internal Audit’s matrix ratings;
✓	The Committee recognized the evolution of Vale’s internal control environment and highlighted the importance of implementing “watch towers” to continuously monitor opportunities for improvement and detect any vulnerabilities on time;
✓	The Committee request for an assessment of weaknesses of corporate systems for data security area, in view of the frequent cyber attacks on private companies.

Committee’s Main Activities for 2022

Item	Approach for 2022
Oversee financial reports’ quality and integrity

•  Ensure that information provided in financial statements notes are clearer and more objective;

•  Although there are common criteria and procedures for determining the prognosis of Vale’s legal contingencies and no significant deficiencies have been identified in relation to SOX certification, these criteria should be better formalized and tested to measure the process’ quality. Together with Legal Department and Controllership, the Committee will monitor testing and formalization criteria to strength these controls.

Analysis of independent auditors’ work

•  Monitor and evaluate the independent auditor’s work in relation to critical accounting practices and Vale’s key internal controls.

•  Recommendation to add to the independent auditor’s letter of recommendations especially in the analysis of internal controls across areas such as IT, cyber and other higher-risk processes.

Assessment of rules and policies	• Improve the monitoring structure for managing Vale’s holdings and subsidiaries, ensuring that Vale standards are applied to their integrity, control and inspection (compliance).

Oversee risk management, internal controls and compliance program

•  Evolve the Risk Matrix to prioritize critical and highly critical risk monitoring and mitigation, define Vale’s risk appetite and complete its severity table;

•  Oversee services of consultants engaged to review design of controls for SOx certification, implement any suggestions and automate processes that impact SOx certification.

•  Monitor the evolution of internal audit planning to focus risk and oversee distribution of resources for high criticality matters

•  Monitor and evaluate internal audit work focused on managing outsourcers to map points for improvement in relation to desirable behavior for obsession with safety and Vale’s ambition of being world’s safest mining company;

•  Monitor compliance with the 2022 internal audit work plan and the technological evolution of audit studies;

•  Monitoring projects that structure data security, contract management and systemic action plan for security and maintenance issues.

•  Monitor the evolution of reports received via whistleblowing channel, ensure complaints are properly addressed and that consequences inside organization are managed

•  Monitor the Compliance Program’s evolution, especially flows of social-environmental donations and appraisals of counterparts.

Recommendation for 2021 financial statements

In exercising their duties and responsibilities per the Committee’s bylaws, Vale S.A. Audit Committee members proceeded to analyze the financial statements together with the independent auditors’ report and management’s annual report for the fiscal year ended December 31, 2021 (“2021 Annual Financial Statements”). Given the information supplied by Management and PwC, COAUD’s, unanimously, recommended that the Board of Directors issue a favorable opinion in relation to the abovementioned documents.

Rio de Janeiro, February 24, 2022

Manuel Lino Silva de Sousa Oliveira (coordinator)	Luciana Pires Dias Mauro Rodrigues da Cunha
Murilo Cesar Lemos dos Santos Passos Sérgio Ricardo Romani

thn/313942.doc

02/21/12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 24, 2022		Head of Investor Relations